Letter Agreement

To:      Unified Series Trust
         431 North Pennsylvania Street
         Indianapolis, Indiana  46204


Dear Ladies and Gentlemen:

         You have engaged us to act as the sole investment adviser to the IMS Capital Value Fund (the "Fund") pursuant to the Management Agreement approved by the Board of Trustees (the "Agreement").

         Effective as of September 1, 2006 through August 31, 2007, we hereby agree to waive all or a portion of our management fee and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund's total annual operating expenses, excluding brokerage costs, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, at 1.48% of Fund's average daily net assets to the extent such average daily net assets are less than $200 million, and at 1.38% for as long as the Fund's average daily net assets exceed $200 million. Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the expenses occur; provided that the Fund is able to make the repayment without exceeding the relevant expense limitation.

                                               Very truly yours,

                                               IMS CAPITAL MANAGEMENT, INC.


                                               By:      /S/ CARL W. MARKER
                                                  ------------------------------
                                               Name: Carl W. Marker
                                               Title:  President

                                   ACCEPTANCE
The foregoing is hereby accepted.

                                                Unified Series Trust


                                                By:  /s/ Heather Barnes
                                                     ---------------------------
                                                    Heather Barnes, Secretary